AMG OIL LTD.

Interim Financial Statements

For the nine months ended June 30, 2009 and 2008

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended June
30, 2009.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Balance Sheets
(Expressed in United States Dollars)

	June 30,	June 30,	September 30,
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Audited)
Assets

Current

Cash and cash equivalents	$946,128	$1,163,074	$1,104,364
Prepaid expenses	-	107	107

Total Current Assets and Total Assets	946,128	1,163,181	1,104,471

Current Liabilities

Accounts payable and accrued liabilities	$14,654	$4,094	$39,394
Due to related parties (Note 3)	-	3,032	2,604

Total Current Liabilities and Total Liabilities	14,654	7,126	41,998

Commitments and Contingencies (Notes 1 and 4)

Stockholders’ Equity
Common voting stock $0.00001 par value
100,000,000 shares authorized
Issued and outstanding: 23,200,000 shares	232	232	232
Additional paid-in capital	4,232,140	4,215,984	4,232,140
Deficit accumulated during the exploration stage	(3,300,898)	(3,060,161)	(3,169,899)

Total Stockholders’ Equity	931,474	1,156,055	1,062,473

Total Liabilities and Stockholders’ Equity	$946,128	$1,163,181	$1,104,471

See accompanying notes to the interim financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Statements of Operations
(Unaudited)
(Expressed in United States Dollars)

					Cumulative
	Three	Three	Nine	Nine	from Inception
	Months	Months	Months	Months	February 20,
	Ended	Ended	Ended	Ended	1997 to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008	2009

Expenses

General and administrative	$39,579	$53,963	$140,640	$184,701	$1,215,227
Stock-based compensation	-	-	-	21,384	222,415
Loss on sale of investments	-	-	-	-	17,820
Write-down of investments	-	-	-	-	234,780
Write-off of loan receivable	-	-	-	-	30,000

Total expenses	(39,579)	(53,963)	(140,640)	(206,085)	(1,720,242)

Other item
Interest	404	7,574	9,640	33,164	206,753

Net loss from continuing operations	(39,174)	(46,389)	(130,999)	(172,921)	(1,513,488)
Net loss from discontinued	-	-	-	-	(1,787,410)
operations

Net loss and comprehensive loss	$(39,174)	$(46,389)	$(130,999)	$(172,921)	$(3,300,898)

Basic loss per share:
From continuing operations	$0.00	$0.00	$0.00	$0.01
From discontinued operations	$0.00	$0.00	$0.00	$0.00

Weighted average number
of common shares
outstanding	23,200,000	23,200,000	23,200,000	23,200,000

See accompanying notes to the interim financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Statements of Changes in Stockholders’ Equity
(Unaudited)
(Expressed in United States Dollars)

For the Nine Months Ended June 30, 2009

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Exploration	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Balance at September 30, 2008	23,200,000	$232	$4,232,140	$(3,169,899)	$1,062,473

Net loss during the period	-	-	-	(130,999)	(130,999)

Balance at June 30, 2009	23,200,000	$232	$4,232,140	$(3,300,898)	$931,474

See accompanying notes to the interim financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Statements of Cash Flows
(Unaudited)
(Expressed in United States Dollars)

	Three	Three	Nine	Nine	Cumulative
	Months	Months	Months	Months	from Inception
	Ended	Ended	Ended	Ended	on Feb. 20,
	June 30,	June 30,	June 30,	June 30,	1997 to
	2009	2008	2009	2008	June 30, 2009
Cash provided by (used in):
Operating Activities
Net loss from continuing operations	(39,174)	(46,389)	(130,999)	(172,921)	(1,513,488)
Adjustments to reconcile net loss to
cash used in operating activities:
Depreciation	-	-	-	-	5,889
Net compensation expense from options	-	-	-	21,384	222,415
Loss on sale of investments	-	-	-	-	17,820
Write-down of investments	-	-	-	-	234,780
Write-off of loan receivable	-	-	-	-	30,000
Changes in non-cash working capital:					-
Accounts payable and accrued liabilities	13,864	(3,291)	(24,740)	(4,061)	14,654
Due to related parties	(1,765)	(867)	(2,604)	497	(22,234)
Prepaid expenses	-	5,963	107	43	-
Net cash used in continuing operations	(27,075)	(44,584)	(158,236)	(155,058)	(1,010,164)
Net cash provided by discontinued operations	-	-	-	-	60,405
Net cash used in operating activities	(27,075)	(44,584)	(158,236)	(155,058)	(949,759)
Financing Activities
Common shares issued for cash	-	-	-	-	4,039,957
Common shares re-purchased with cash	-	-	-	-	(30,000)
Net cash provided by financing activities	-	-	-	-	4,009,957
Investing Activities
Loan receivable	-	-	-	-	(30,000)
Purchase of investments	-	-	-	-	(324,856)
Proceeds from sale of investments	-	-	-	-	82,256
Oil and gas exploration expenditures	-	-	-	-	(1,835,581)
Purchase of property and equipment	-	-	-	-	(5,889)
Net cash used in investing activities	-	-	-	-	(2,114,070)
Net increase (decrease) in cash
during the period	(27,075)	(44,584)	(158,236)	(155,058)	946,128
Cash and cash equivalents -
Beginning of period	973,203	1,207,658	1,104,364	1,318,132	-
Cash and cash equivalents -
End of period	$946,128	$1,163,074	$946,128	$1,163,074	$946,128
Supplemental disclosure of net-cash
provided by discontinued operations	$-	$-	$-	$-	$60,405
Supplemental disclosure of non-cash
investing activities:
Purchase of investments	$-	$-	$-	$-	$(10,000)

See accompanying notes to the interim financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Nine Months Ended June 30, 2009 and 2008

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The plan of operations for the Company is to acquire a business either through purchase, merger, consolidation, application or other means. Initially, management of the Company anticipates concentrating our efforts on locating and acquiring a business, properties, or other assets, or a combination thereof, in the oil and gas industry, although management may cause us to attempt to acquire a business in another area. However, there can be no assurance that the Company will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction.

These unaudited interim financial statements (the “financial statements”) have been prepared in accordance with generally accepted accounting principles in the United States on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has no revenue producing operations and has incurred recurring operating losses and an accumulated deficit of $3,300,898 at June 30, 2009. These factors, among others, raise substantial doubt about the Company’s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company’s ability to obtain adequate financing and continuing support from stockholders and creditors to attain profitable operations. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed elsewhere in these notes.

The financial statements of AMG Oil Ltd. have been prepared in accordance with generally accepted accounting principles in the United States, which were the same accounting policies and methods of computation as the audited financial statements as at September 30, 2008 with the exception of the changes discussed herein. The disclosure that follows is incremental to the disclosure included in the annual consolidated financial statements. These financial statements to June 30, 2009 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended September 30, 2008.

The Company is an exploration stage enterprise and is required to identify that these financial statements are those of an exploration stage enterprise in accordance with paragraph 12 of Statement of Financial Accounting Standards (“SFAS”) No. 7 and is focusing on acquiring suitable resource-based assets.

Refer to Note 5 for subsequent event description.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

The preparation of financial statements is in conformity with generally accepted accounting principles used in the United States of America, which may require management to make estimates and assumptions that would affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the fiscal period in which estimates are

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Nine Months Ended June 30, 2009 and 2008

made. While management believes any estimates used would be reasonable, actual results may differ from those estimates. Areas requiring the use of estimates include the determination of the valuation allowance for future income tax assets, accruals and the variable used in the determination of the fair-value of stock-based compensation.

b)	Financial Instruments and Financial Risk

	i)	Fair values

The fair values of cash and cash equivalents and accounts payable and accrued liabilities are carried at cost, which approximate their carrying values due to their short-term maturity.

	ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. Included in cash and cash equivalents is a $944,868 discount note earning 0.117% interest that matures July 16, 2009.

	iii)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions, however, these deposits could at times exceed federally insured limits.

	iv)	Currency risk

The Company’s functional and reporting currency is the United States dollar. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

c)	Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized over their useful lives. Currently the Company does not have any property and equipment.

e)	Stock-based Compensation

All stock option based grants and expiry date extensions are measured and recognized in the financial statements using a fair value based method in accordance with SFAS No. 123R, “Share Based Payments”. Fair value is calculated using the Black-Scholes option pricing model

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Nine Months Ended June 30, 2009 and 2008

and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

f)	Basic and Diluted Loss per Share

Basic loss per common share is calculated by dividing the loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated by dividing net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

g)	Income Taxes

The Company accounts for income taxes under an asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered. If, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance against deferred tax assets is recorded.

h)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. All transactions in currencies other than the U.S. dollar during the period are translated at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing period-end rate of exchange. Exchange gains or losses are included in the statement of operations in the period in which they occur.

i)	Accounting Pronouncements Recently Issued

In December 2007, the FASB issued SFAS 141R, Business Combinations, which replaced SFAS 141. SFAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting as well as requiring the expensing of acquisition-related costs as incurred. Furthermore, SFAS 141R provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS 141R did not have a material impact on the Company’s financial statements.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Nine Months Ended June 30, 2009 and 2008

In February 2008, the FASB issued FSP 157-2, Effective Date of FASB Statement No. 157. With the issuance of FSP 157-2, the FASB agreed to: (a) defer the effective date in SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), and (b) remove certain leasing transactions from the scope of SFAS 157. The deferral is intended to provide the FASB time to consider the effect of certain implementation issues that have arisen from the application of SFAS 157 to these assets and liabilities.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 had no impact on the Company’s financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. FSP EITF 03-6-1 indicates that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. FSP EITF 03-6-1 had no impact on the Company’s financial statements.

In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. FSP 157-3 had no impact on the Company’s financial statements.

In April 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 amends SFAS 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. FSP 157-4 shall be applied prospectively with retrospective application not permitted. FSP 157-4 shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP 157-4 must also early adopt FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. Additionally, if an entity elects to early adopt either FSP 107-1 and 28-1, Interim Disclosures about Fair Value of Financial Instruments or FSP 115-2 and 124-2, it must also

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Nine Months Ended June 30, 2009 and 2008

elect to early adopt this FSP. FSP 157-4 is not expected to have an impact on the Company’s financial statements.

In April 2009, the FASB issued FSP 115-2 and 124-2. FSP 115-2 amends SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, SFAS 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and EITF 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP will replace the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This FSP provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this FSP does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP 157-4. Also, if an entity elects to early adopt either FSP 157-4 or FSP 107-1 and 28-1, the entity also is required to early adopt this FSP. The Company is currently evaluating this new FSP but does not believe that it will have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FSP 107-1 and 28-1. This FSP amends SFAS 107, to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this FSP, fair values for these assets and liabilities were only disclosed annually. This FSP applies to all financial instruments within the scope of SFAS 107 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. This FSP shall be effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP 157-4 and 115-2 and 124-2. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Company is currently evaluating the disclosure requirements of this new FSP.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2009, the Company incurred $31,412 (June 30, 2008: $46,219) of mainly general and administrative costs through DLJ Management Corp. (“DLJ”), a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”). The amount represents costs incurred by DLJ on behalf of the Company. At June 30, 2009, the Company owes DLJ $ nil (June 30, 2008:

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Nine Months Ended June 30, 2009 and 2008

$3,032). Trans-Orient is related to the Company through a common director and officer. During the nine months ended June 30, 2009, two Directors were paid $3,436 (June 30, 2008: $12,237) of which $3,025 was paid indirectly through DLJ for time spent on the business of the Company.

These transactions are measured at the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related parties.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

On October 1, 2007, the Company entered into an agreement with a consultant to provide advisory services to the Company on an on-going basis and includes monthly compensation of CDN$5,000 per month. This agreement can be terminated by giving the consultant one month’s termination notice. The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed. Rental of premises is on a month-to-month basis.

NOTE 5 – SUBSEQUENT EVENT

On August 13, 2009, the Company entered into securities exchange agreements with the shareholders of Adira Energy Corp. (“Adira Energy”), a company incorporated in the province of Ontario, (together, the “Securities Exchange Agreements”). The Securities Exchange Agreements have been entered into further to the letter of intent originally executed between the parties and announced on April 24, 2009. Adira Energy is a natural gas exploration and development company which has been granted a Petroleum License covering 31,000 acres (125,700 dunam) in the Hula Valley located in Northern Israel, an area which has indications of natural gas. Adira Energy aims to prove up and develop the natural gas & coal bed methane (CBM) gas field, generate gas-powered electricity, and acquire additional exploration/development licenses in the region.

The Company has agreed to acquire Adira Energy by way of share exchange transactions whereby the Company will issue an aggregate of 31,200,000 common shares to the shareholders of Adira Energy in exchange for all of the issued and outstanding common shares of Adira Energy (the “Business Combination”). Outstanding options and warrants of Adira Energy will be exchanged for options and warrants of the Company on an equivalent basis. Upon completion of the Business Combination, the board of the Company will be comprised of four appointees of Adira Energy. It is further contemplated that the Company will change its name to “Adira Energy Corp.” following completion of the Business Combination, subject to shareholder approval.

The Business Combination is subject to Adira Energy completing a private placement of units at a price of $0.25 per unit. Each unit will be comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy will be exchanged concurrent with the closing of the Business Combination for an equivalent number of common shares and share purchase warrants of the Company. Each resulting share purchase warrant will entitle the holder to purchase one additional common shares of the Company at an exercise price of

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Nine Months Ended June 30, 2009 and 2008

$0.50 per share for a two year period following closing. The private placement transaction is anticipated to close immediately prior to the closing of the Business Combination.

The Business Combination is subject to completion of the private placement, delivery of audited financial statements of Adira Energy and other customary conditions of closing for a transaction of this nature. The Securities Exchange Agreements include confidentiality provisions and a standstill agreement. Shares in the Company issued to the shareholders of Adira Energy shareholders will be subject to escrow restrictions.